Exhibit 99.1

AMARIN APPOINTS PAUL F. DUFFY TO NEW POSITION OF PRESIDENT - U.S.
COMMERCIAL OPERATIONS

Former Novartis National Sales Director-Neuroscience to Spearhead U.S. Sales & Marketing Efforts

LONDON, United Kingdom, April 3, 2007, Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today announced the appointment of Paul F. Duffy as President-U.S. Commercial Operations.   This new business unit will be located in New Jersey.

Mr. Duffy brings more than 30 years of neuroscience sales and marketing experience with Novartis Pharmaceuticals (formerly Sandoz Pharmaceuticals), having held sales and marketing positions of increasing responsibility from 1972 to 2003, leading to his most recent position as U.S. National Sales Director-Neuroscience which he held from 1999 to 2003.  Mr. Duffy, currently Chief Executive Officer of Validus Pharmaceuticals, left Novartis to co-found Alamo Pharmaceuticals. At Alamo, he created a fully integrated commercial pharmaceutical company to market Fazaclo, a reformulation of Novartis’ anti-psychotic drug, Clozaril.  Mr. Duffy left Alamo in July 2006, after completing its sale to Avanir Pharmaceuticals.

Mr. Rick Stewart, Amarin’s Chief Executive Officer, commented, “We are excited to have Paul bring his considerable talents to the Amarin team.  He brings a wealth of experience in every facet of building and leading successful CNS businesses that will be invaluable in establishing our U.S. commercial infrastructure.”

Commenting on this new opportunity, Mr. Duffy said, “I am delighted to join the Amarin team at this pivotal point in its growth and development.  I look forward to building out Amarin’s U.S. commercial operation as the company advances its pipeline to bring a number of very promising CNS therapeutics to market.”

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in phase III development for Huntington's disease (“HD”), phase II development for depressive disorders and entering Phase IIa development for Parkinson’s disease.  Amarin’s core development pipeline also includes the global rights to an oral formulation of apomorphine for treating patients with advanced Parkinson’s disease and a nasal formulation of lorazepam for treating emergency seizures.

Miraxion for HD is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe.

Amarin has its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields	+1 212 838 3777
Bruce Voss	+1 310 691 7100

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of April 3, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.  This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following:  the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington's disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited.  A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Ends.